Exhibit 99.4

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Donald Tremblay, Vice-President and CFO of Great Lakes Power Inc., hereby certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Great Lakes Power Inc., for the interim period ending September 30th, 2004;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that it is necessary to make a statement not misleading in light of the circumstances under which it is made, with respect to the period covered by the interim filings; and

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated this     9th     day of November, 2004.

-s- Donald Tremblay

Donald Tremblay
Vice-President and Chief Financial Officer